U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


        TAKING LIFE BY STORM, INC.
(Name of Small Business Issuer in its charter)

                Nevada                                 33-0762992
------------------------------------------     --------------------------
  (State or other jurisdiction of                   I.R.S. Employer
   incorporation or organization)                  Identification No.

            P.O. Box 15154
           Newport Beach, CA                          92659-5154
 ----------------------------------------     ---------------------------
 (Address of principal executive offices)            (Zip Code)

 Issuer's telephone number, including area code 949-675-7909
                                                ------------

 Securities to be registered under Section 12(g) of the Act:


 Title of each class                       Name of each exchange on which
 to be so registered                      each such class is to be registered

        None                                              N/A
 -------------------                      -----------------------------------


                            Common Stock, $.001 par value
                            -----------------------------
                                  (Title of class)


Item 1.                     DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

Taking Life By Storm, Inc. (the "Company") was incorporated in the State of Nevada, on July 8, 1997. The Company is a development stage corporation, which has not yet begun its planned operations of identifying and bringing products and services to a market "niche" it has identified of "life experienced" men and women aged 55 and over to help them to look better and feel better using fashion, health information and products, nutrition, cosmetics and physical fitness. The founder of the Company, Tempest Storm, a glamorous and seductive dancer of the 60's, 70's, and 80's, who now still attracts thousands of "life experienced" fans (mostly women), who demand to know what she does to stay young looking and fit. Far from just being a physical beauty, Tempest demonstrates to every woman and man the possibilities of a "second half" that can be just as fulfilling, or even more so, than the first, and provides an inspiration to thousands of mature men and women that life continues to promise and deliver the spontaneity and allure of youth. But the delivery is even better when you're older, having been enriched with the lessons of experience and the shedding of temporary values of youth for the longevity of body, mind and spirit.

Government approval is not necessary for the Company's business, and government regulations have no or only a negligible effect on their respective businesses.

The Company has not booked any significant research and development costs and therefor do not expect to pass any of those costs to customers. And has no product development or research and development costs.

The Company's mailing address is Box 15154, Newport Beach, California 92659-5154, and its telephone number is (949)675-7909; Fax: (949) 675-1697.

IN GENERAL - THE COMPANY

In a world in which the media portrays men as "grumpy old men" and women in a far worse light, the Company's mission can be compared to a psychic "parachute drop" of mental, physical and emotional health tools to a population starving not only for the message, "You're not only OK, You can be fantastic!", delivered by a beautiful woman, proud of her 71 years, and who is the quintessential living proof of what she says. And who can deny it from a vivacious woman with a 21 inch waist, long shapely legs, and a physique that would put most contemporary "young women" to shame (and all without the aid of a surgeon). The Company is designed to provide this message of the "New Storm in Retirement" to millions of life experienced men and women, and a considerable amount of younger ones as well, with the information, resources, tools and products concerning issues of beauty, getting more from life, leisure, looking good and feeling good, staying healthy and sexy, and most of all, having fun.

THE MARKET

The Company is designed to provide this message of the "New Storm in Retirement" to life experienced men and women, and a considerable amount of younger ones as well, with the information, resources, tools and products concerning issues of beauty, getting more from life, leisure, looking good and feeling good, staying healthy and sexy, and most of all, having fun. The "product" of the Company is self renewal, regeneration, rebirth, rediscovery of self, and each other, for people past 50. This broadly supportive philosophy goes well beyond selling cosmetics, giving seminars, exercise equipment, and travel packages, although there will be much of that as a revenue generating source. The principal product of the Company is supporting women to discover their natural allure in retirement and having men rediscover these new women in their lives as the truly romantic, sensual people with whom they may have lost touch along the way.

Providing glamour services in the areas of beauty, self empowerment, relationship counseling and personal growth to Life Experienced people has been virtually ignored by the beauty, publishing and communications industries, despite the fact that there is a profound need for such services among a wealthy, multi-million member market which controls most of the assets of the United States. The Company's strategic focus has been designed to be responsive to three market opportunities:

     A. The need for cosmetic, health and appearance products for older men and women.

     B. The convenience of "packaged information and services.

     C. Satisfying the needs of retirees who are tired of being "ignored" by marketers of beauty, fitness and fashion products.

     As such, the Company will act as a "conduit" for marketers of dozens of products and services which impact the appearance, health and lifestyle of older Americans, as an associative endorsement vehicle for products and services affecting millions of older consumers.

"According to the U.S. Census Bureau, America's population aged 65 and older grew by 82 percent between 1965 and 1995. Between 1980 and 1995, this population grew by 28 percent to a historical high of 33.5 million people. Currently, one in eight Americans is 65 years of age or older. And, while less than 25 percent of the population is younger than age 15, another 57 percent is aged 30 and older. Clearly, the proportion of older citizens is growing and will continue to do so with the aging of the "baby boomers."

              (U.S. Of the Total 65+ Population (33,500,000):

     Family Income       Percentage of Population        Number

     $15,000-24,999                26%                 8,710,000
     $25,000-34,999                20%                 6,700,000
     $35,000-49,999                16%                 5,360,000
     $50,000-74,999                12%                 4,020,000
     $75,000+                      10%                 3,350,000





"The 75 million people born in the United States between 1946 and 1964 constitute the baby boom generation. In 1994, baby boomers represented nearly one-third of the U.S. population. Within the next 13 to 34 years, these people will enter the 65 years and older category. As the baby boomers begin to age, the United States will see an unparalleled increase in the number of older persons. While one in eight Americans was 65 years of age or older in 1994, in a little more than 30 years, about one in five is expected to be in this group." (AoA).

The Company plans to be a communications and advertising intensive business. The company believes there is a strategic advantage due to the inexperience of local advertising media of maturity oriented media, the strength of "word of mouth" advertising, and the influx of older persons using the Internet as a means of recreation and communication.

The company believes that a majority of retirees feel ignored by the mainstream marketers. For example, in one study conducted in the mid 1980's, 98% of women over the age of 55 said they felt the fashion industry ignored them. There has been little movement toward "dressing up" or "remaking" the retired set since then. Virtually all beauty and fashion products ever generated have been developed certainly for people under 50, and mostly for people between the ages of 14 and 49. Advertisers concentrate on young people relentlessly, despite the fact that this market is actually decreasing, while the 50+ markets are increasing, and represent a far greater discretionary spending power. Further, people in their mid-sixties (64 million and growing) receive precious little in the way of personal support in make overs, fashion, and self-actualization. Advertisers, designers, cosmetic manufacturers and others view the retiree market enviously, but have few ways of reaching them other than the restrictive, rare and costly option of becoming a vendor to the AARP, which earned over $300 million in 1996 through its own network of market relationships.

The Company also will focus on Internet communication and marketing, as studies have shown that adults between the ages of 55 and 75 have shown a 43% increase in Internet use in the last 16 months; up 21% since 1994. Two thirds of these said they had accessed the Internet in the past month.

Advertising and communications are seen as the key ingredients to development of Company opportunities in the following areas:

     1. Co-marketing arrangements with product and service companies, known as "affinity marketing:, in the areas of vitamins and nutrients, exercise, fitness, fashion and sports apparel.

     2. Providing markets with key and leading edge beauty and fitness information over the Internet, using the Company's world class World Wide Web Site featuring information on beauty, hair and skin care, fitness, nutrition, apparel and fashion.

     3. News releases to the life experienced audiences through newspapers, electronic media, and feature story placement featuring the Company and Tempest Storm.

     4. Development of videos and workbooks featuring Tempest Storm and other celebrity experts.

EDUCATIONAL PROGRAMS

The Company plans to develop an extensive educational project devoted to retirement communities, senior centers and other locations throughout the United States, supplemented by the Company's web site to be developed on the Internet. This will be a subscription service in which Tempest Storm, and other experts in a variety of fields, will give monthly lessons on the Internet. This is perceived as an intergenerational market draw program that will empower men and women of all ages in the areas of:

                         Fashion
                         Sex and relationships
                         Self improvement
                         Hair and skin care
                         Cosmetics
                         Exercise and fitness
                         Nutrition
                         Beginning a complete "make over"
                         For body, mind and spirit

The Company believes that this service will become one of the most popular sites on the Internet. The Company will seek to involve experts in a growing number of subjects of interest to its mature audience. As a value added to increase visitors to the site, the Company plans to assemble "giveaway" packs of free samples and product coupons of sponsored products and services. The Company believes that this will drive thousands to the Web Site daily. In total, the Company expects in the first year to obtain marketing relationships with approximately 20 products, each sold separately through maturity advertising, conventions, speaking engagements and on the Company website. In the first year of operations, the Company expects to reach 10,000,000 households with a sales response to various products conservatively estimated at 2.5%.

PRODUCTS AND SERVICES

Taking life By Storm, Inc. proposes to market an ever growing array of products and services manufactured and provided by others in the fields of fashion, hair and skin care, physical fitness, self-empowerment and self-actualization, socialization, and many more in large seminar environments. The Company will seek to establish a network of experts in fields of interest to the mature audience, whose services will be provided in company seminars and through the company's Internet site. The Company will seek to obtain the right to market products to the same audience. The Company will seek to obtain agreements from the providers of these products and services to offer the products and services in Company seminars hosted by Tempest Storm and on the Company's Internet site.

VIDEOS

The Company anticipates producing a number of videos and workbooks for the market in the areas of beauty, health, and personal self-empowerment. The introductory, roll out video is the "Health, Beauty and Self-Empowerment Workbook," marketed at $29.00 per package, which may consist of the video and product samples. The promotion campaign for the video includes cross promotion over the Internet site, as well as an advertising and marketing campaign consisting of maturity media, television and radio, speaking engagements and conventions.

MARKETING

To supplement the programs and generate interest in Company products, the Company will establish a web site on the Internet, which will offer the company's products for sale to the Internet consumer. In addition, the Company will promote its web site and its products by conventional advertising and marketing. With the proceeds of this offering, the Company plans to hire a sales force and offer "multi-level marketing" incentives for sales.

The Internet industry is a young industry, but one of the fastest growing industries in the country. The Internet is an increasingly significant global medium for online commerce. According to Forrester Research, the total value of goods and services purchased over the Web was $43 billion in 1998 and is expected to increase to $1.3 trillion in 2003.

PATENTS

The Company holds no patents for any products. All products to be offered by the Company will be provided by others.

RAW MATERIALS AND PRINCIPAL SUPPLIERS AND VENDORS

The Company does not manufacture its products and, therefore, does not utilize raw materials.

COMPETITION

The online commerce market, particularly over the Web, is new, rapidly evolving and intensely competitive. The business of providing retail personal product sales is one of intense competition. Other companies, such as AARP, offer products and services of the type contemplated by the Company to a similar mature age group. However, the Company believes that, as more baby boomers reach retirement age, there will be a need for such organizations to cater to the needs of a more mature market. However, these companies have financial resources superior to the Company, so there can be no assurance that the Company's projected income will not be affected by its competition. There are also many other companies with greater financial resources who offer sales on the Internet. The Company's current or potential competitors include companies such as AARP.

GOVERNMENT REGULATION

Government approval is not necessary for the Company's business, and government regulations have no effect or a negligible effect on its business.

EMPLOYEES

The Company presently employs two employees, the President and founder, Tempest Storm, who devotes her full time efforts to the Company, and Executive Vice President and Director, Ben Harrison, who devotes his part time efforts to the Company.

Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF PLAN OF OPERATIONS

PLAN OF OPERATIONS

The Company is a development stage corporation, which has not yet begun its planned operations of bringing products and services to a market "niche" it has identified of "life experienced" men and women aged 55 and over to help them to look better and feel better, using fashion, health information and products, nutrition, cosmetics and physical fitness. The Company's plan is to develop an Internet web site and offer these products and services to the public. The Company will seek to sell memberships which will allow members access to the services offered on its Internet site and discounts on products offered on the site and live seminars. The Company has financed its operations to date through the sale of its securities. See Item 10 - "Recent Sales of Unregistered Securities."

During the next twelve months, the Company plans to satisfy its cash requirements by additional equity financing. The Company has no current material commitments. The Company intends to undertake a subsequent private placement of its common stock in order to raise future development and operating capital. The Company depends upon capital to be derived from future financing activities such as subsequent offerings of its stock. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of its common stock.

The Company has no current material commitments. The Company will seek to raise capital as a cash reserve, but there can be no assurance that the Company will be successful in raising the capital it needs through sales of its common stock.

There is no contemplated product research and development costs the Company will perform for the next twelve months. There is no expected purchase or sale of any plant or significant equipment, and there is no expected significant changes in the number of employees contemplated.

The Company's plan of operations over the next 12 months includes the implementing its marketing plan by the construction of and developing its web site, and vigorously promoting memberships therein, which will enable members to purchase products and services at significant retail discounts. The Company will seek to foster long term relationships and word of mouth referrals through customer service and recognition of the Company by seminars featuring Tempest Storm and guest experts who will speak and offer services of interest to the mature age group.

FORWARD LOOKING STATEMENTS

This registration statement contains forward-looking statements. The Company's expectation of results and other forward-looking statements contained in this registration statement involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially from those expected are the following: business conditions and general economic conditions; competitive factors, such as pricing and marketing efforts; and the pace and success of product research and development. These and other factors may cause expectations to differ.

YEAR 2000 COMPLIANCE

With respect to Year 2000 compliance, the Company has performed an audit of all of its computer hardware, internal accounting and software applications; in short, all of its information technology and non information technology systems, and found all to be Year 2000 compliant. As of this date, the Company has been given assurances from its banking institution and transfer agent that they are in compliance. The Company has completed an audit of its suppliers to identify relevant Year 2000 issues, and has found them all to be Year 2000 compliant. The status of the company's progress is that it has completed all that it must do in order to be considered Year 2000 compliant. The worst case scenario would be the risk that the company's transfer agent may have not complied adequately. However, the transfer agent has assured the Company that it is Year 2000 compliant. The Company had nominal costs in becoming compliant, consisting of employee labor and no actual costs to any third parties. The Company does not anticipate any additional remediation costs, as it is already Year 2000 compliant.

DESCRIPTION OF PROPERTY

The Company maintains an office in the home of its founder, Tempest Storm. The Company has no other property, other than office equipment.

Item 4. SECURITIES OWNERSHIP OF MANAGEMENT AND CONTROLLING PERSONS

The following table sets forth certain information regarding the beneficial ownership of the shares of Common Stock of the Company as of the date of this disclosure(1), by (I) each person who is known by the Company to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of common stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers as a group.

Name and Address                 Number of Shares         Percentage Owned
----------------               ----------------           ----------------
Tempest Storm                      1,000,000                  39.62%
341 Promontory Dr.
Newport Beach, CA 92660

Ben Harrison                        400,000                   15.85%
Box 10845,
Beverly Hills, CA 90213

Edward Nelson                       100,000                    3.96%
Box 10845
Beverly Hills, CA 90213

Jay Starling                         25,000                     1.0%
Box 15154
Newport Beach, CA

Officers and Directors            1,600,000                   60.43%
as a Group

Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors are elected by the shareholders to terms of one year. Officers serve at the pleasure of the Board of Directors, and serve one year terms unless removed by the Board prior to their terms.

The Executive Officers of the Company and its subsidiaries, and their ages, are as follows:

 Name                     Age                    Position
 --------------           ---                   ----------
Tempest Storm             72              President, Director

Ben Harrison              49              Executive Vice President, Director

Edward E. Nelson          85              Chief Financial Officer, Director

Jay D. Starling           52              Director


Tempest Storm. Tempest Storm is the President and Director of the Company. Starting at age 19, Ms. Storm began her career as an exotic dancer, which continued for 50 years to this day. From an inauspicious beginning, Ms. Storm rose to the top of her profession, including a performance at Carnegie Hall, bringing legitimacy to the art of exotic dance. Ms. Storm has appeared in the main showrooms of Las Vegas casinos and was the featured performer in "Burlesque USA" on the Home Box Office (HBO) Network, co-starring Red Buttons. She became known as the "Queen of Burlesque" and has been profiled in Time and Life Magazines and other national media. She has also appeared on numerous television and radio programs. Ms. Storm performs today and makes presentations on the secrets of beauty and youth. For example, at the "Palm Springs Follies" she attracted over 100,000 fans during her five month run. She is constantly being asked by her audience to reveal her secrets of staying young and fit. Her experience with the public equips her to communicate the essential message of the Company of Beauty, fitness and youth for the maturity demographics.

Ben Harrison. Mr. Harrison is the Executive Vice President and Director of the Company. He was the west coast Communications Director for the American Association of Retired Persons (AARP) for 13 years. He served as Vice President of Marketing and Affiliate Relations for the Golden American Network, a national cable television network geared toward the interests of maturity. While at AARP, he worked with the Association's production, advertising and marketing departments and was frequently an on-air spokesperson for the 34 million member organization. Mr. Harrison's subsequent projects included producing a maturity pilot series for the Adventist Media Center. He originated and now operates Maturity Alliance , a multi media marketing system to the maturity markets. He also produces films, video and photo presentations for corporations and organizations. Mr. Harrison has produced, directed, scripted and edited video programs for organizations such as the United Way and the AARP. He previously served as a newspaper editor and reporter. He currently produces fully interactive Web Sites for companies and organizations.

Edward E. Nelson. Mr. Nelson is the Chief Financial Officer and Director of the Company. Since 1976, he has acted as a Mortgage banker and Consultant. From 1970 through 1976, he served as President of Coast Bank, Long Beach, California. From 1963 through 1970, he served as President of Charter Bank, Culver City, California. From 1958 through 1963, he was the President of People's Bank in Beverly Hills, California, and from 1936 through 1958, he was employed in various management positions at Bank of America. He is a graduate of the School of Banking at Rutgers University.

Jay D. Starling. Mr. Starling is a Director of the Company. From 1993 to the present time, he has been President of Environmental Technologies, a Balboa Pacific Corporation division. In 1992, he coordinated superfund and other environmental programs for RAND Corporation's Institute for Civil Justice. From 1989 to 1992 he was the Director of Environmental Issues for ARCO. From 1983 through 1989, he served as Manager of Business Development, International Marketing and Project Administration for ARCO Solar, Inc. Prior to 1983, Mr. Starling served as Manager of External Affairs and Marketing Manager for Aqueonics, an ARCO Division. He also served as the Managing Partner of Loucks, Thompson and Starling, Inc. From 1976 through 1980, was consultant to the U.S. Dept. Of Energy from 1979 to 1980, a consultant to the U.S. Environmental Protection Agency from 1977 through 1990, and Director of the U.S. House of Representatives Research Committee from 1973 through 1976. Mr. Starling holds a B.A. in Political Science from UC Berkeley, 1968, an M.P.A. UC Berkeley, 1969, and a Ph.D. Management and Policy Analysis, UC Berkeley, 1973.

Item 6. EXECUTIVE COMPENSATION

The following table sets forth the cash and non-cash compensation paid by the Company to its Chief Executive Officer and all other executive officers for services rendered up to the period ended June 30, 1999. No salaries are being paid at the present time, and will not be paid unless and until there is available cash flow from operations to pay salaries. There were no grants of options or SAR grants given to any executive officers during the last fiscal year.

ANNUAL COMPENSATION
--------------------

Name and Position           Salary         Bonus     Annual Deferred Salary

Tempest Storm, President      0              0                0

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company's only promoter is its founder, Tempest Storm. The Company maintains a home office in the home of Ms. Storm at no cost to the company. monthly rental.

On July 31, 1997, the Company issued 1,000,000 shares to its founder, Tempest Storm, in exchange for the Company's business plan and organizational costs, and to retain the services of Ms. Storm as the Company's spokesperson, 100,000 to the Company's secretary to retain his services as corporate secretary, 400,000 shares to the Company's Executive Vice President and Director to retain him for consulting services and services as the Executive Vice President, 25,000 shares to the Company's Director to retain his services as Director, and additional 100,000 shares to its legal counsel for legal services. These shares were issued without registration pursuant to an exemption from registration contained within Section 4(2) of the Securities Act of 1933, to sophisticated investors who had full access to company financial and other information, consisting of the Company's financial statements, business plan and current offering circular.

The have been no other transactions since the beginning of fiscal year 1998, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any of the officers, or directors, or holders of over 5% of the Company's stock have or will have any direct or indirect material interest. The Company does not currently have any policy toward entering into any future transactions with related parties.

Item 8. LEGAL PROCEEDINGS

There are no pending legal proceedings to which the Company is a party or to which the property interests of the Company is subject.

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is not listed or quoted at the present time, and there is no present public market for the Company's common stock. The Company has obtained a market maker and who intends to file a form 211 with the National Association of Securities Dealers to quote the Company's securities on the NASD OTC Bulletin Board, but there can be no assurance that the Company's stock will be quoted on the NASD OTC Bulletin Board. The filing of the Form 211 is contingent upon this form 10 becoming effective with no pending comments by the S.E.C.

The Company has not paid any cash dividends since its inception and does not contemplate paying any in the foreseeable future. It is anticipated that earnings, if any, will be retained for the operation of the Company's business.

Item 10. RECENT SALES OF UNREGISTERED SECURITIES

On July 31, 1997, the Company issued 1,000,000 shares to its founder, Tempest Storm, in exchange for the Company's business plan and organizational costs, and to retain the services of Ms. Storm as the Company's spokesperson, 100,000 to the Company's secretary to retain his services as corporate secretary, 400,000 shares to the Company's Executive Vice President and Director to retain him for consulting services and services as the Executive Vice President, 25,000 shares to the Company's Director to retain his services as Director, and additional 100,000 shares to its legal counsel for legal services. These shares were issued without registration pursuant to an exemption from registration contained within Section 4(2) of the Securities Act of 1933, to sophisticated investors who had full access to company financial and other information, consisting of the Company's financial statements, business plan and current offering circular.



Item 11. DESCRIPTION OF SECURITIES

COMMON STOCK

The Company is authorized to issue 10,000,000 Shares, all of which are Common Stock at a par value of $.001. The presently outstanding shares of Common Stock are fully paid and non- assessable. There are currently outstanding 2,524,000 Shares of Common Stock. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of the majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders generally. The approval of proposals submitted to stockholders at a meeting other than for the election of directors requires the favorable vote of a majority of the shares voting, except in the case of certain fundamental matters (such as certain amendments to the Certificate of Incorporation, and certain mergers and reorganizations), in which cases Nevada law and the Company's Bylaws require the favorable vote of at least a majority of all outstanding shares.

Stockholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company to share ratably in all assets remaining after payment of liabilities. The holders of shares of Common Stock have no preemptive, conversion, subscription or cumulative voting rights.

Under current Nevada law, a shareholder is afforded dissenters' rights which, if properly exercised, may require the Company to purchase his or her shares. Dissenters' rights commonly arise in extraordinary transactions such as mergers, consolidations, reorganizations, substantial asset sales, liquidating distributions, and certain amendments to the Company's certificate of incorporation.

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

NEVADA STATUTES

NRS 78.751 provides that the Company may provide in its articles of incorporation, by laws or by agreement, to indemnify the Company's officers and directors and affects their liability in that capacity, for any and all costs incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

The indemnification and advancement of expenses authorized in or ordered by a court pursuant to the statute:

(a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

ARTICLES OF INCORPORATION AND BY-LAWS

The Company's Articles of Incorporation, Article VIII, provides that the Company shall, to the fullest extent legally permissible under the provisions of the General Corporation Law of the State of Nevada, indemnify and hold harmless officers and directors from any and all liabilities and expenses imposed upon them in connection with any action, suit or other proceeding.

Item 13. FINANCIAL STATEMENTS

Report of Independent Certified Public Accountant dated October 10, 1999 Financial Statements
Balance Sheets
Statement of Income
Statements of Cash Flows
Statements of Stockholder's Equity
Notes to Financial Statements

REPORT OF INDEPENDENT AUDITOR

To the Shareholders and Board of Directors
Taking Life By Storm, Inc.

I have audited the accompanying balance sheets of Innovative Software Technologies, Inc. (A Development Stage Company) as of June 30, 1999 and December 31, 1998 and the related statements of income, stockholders' equity, and cash flows for the six months ended June 30, 1999 and the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Software Technologies, Inc. (A Development Stage Company) at June 30, 1999 and December 31, 1998, and the results of operations and cash flows for the year then ended, in conformity with generally accepted accounting principles.

Woodland Hills, California
 /s/ Leon Hines
_______________________________________
Leon Hines, Certified Public Accountant
October 10, 1999

[CAPTION]
TAKING LIFE BY STORM, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
AS OF SEPTEMBER 30, 1999 AND DECEMBER 31, 1998

                                      Sept.30              December 31
                                       1999                  1998
ASSETS
Current Assets:
 Cash                                $ 10,000             $ 10,000
 Marketable Securities                                      50,000
 Total Current Assets                  -------              -------
                                       60,000               10,000
                                       -------              -------
Other Assets
 Memorabilia Library                   10,000               10,000
                                      -------               -------
     TOTAL ASSETS                      70,000               20,000

LIABILITIES & STOCKHOLDERS' EQUITY

Stockholders' Equity:

 Common stocks, $.001 par value
 Authorized shares - 10,000,000
 Issued and outstanding shares
 2,524,000 shares                       2,524                2,524
 Paid in capital                       67,476               17,476

 Total Stockholders' Equity            70,000               20,000
                                       -------              -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                $  70,000             $ 70,000








[CAPTION]
Taking Life By Storm, Inc.
(A Development Stage Company)
STATEMENT OF INCOME FOR THE NINE MONTHS
ENDED SEPTEMBER 30, 1999 AND FOR THE YEAR
ENDED DECEMBER 31, 1998 AND FROM JULY 8, 1997
(INCEPTION) THROUGH SEPTEMBER 30, 1999

                                Cumulative
                                  During
                                Development     September 30     December 31
                                  Stage            1999              1998
Income
Sales                             $ -0-               -0-              -0-
                                  -----           --------          --------

Total Income                         -                 -                -
                                  -----           --------          --------
Expenses:

Total Expenses                       -                 -                -
                                 -------          --------          --------
Net profit (loss)               $   -0-          $    -0-         $    -0-
                                 =======          ========          ========

[CAPTION]
TAKING LIFE BY STORM, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
AND FOR THE YEAR ENDED DECEMBER 31, 1998
AND FROM JULY 8, 1997 (INCEPTION) THROUGH
SEPTEMBER 30, 1999
                                           Cumulative
                                             During
                                          Development  September 30 December 31
                                             Stage        1999         1998

CASH FLOWS FROM OPERATING ACTIVITIES       $   -0-       $    -0-  $     -0-
                                           ---------    -----------  ----------
NET CASH USED BY OPERATING ACTIVITIES          -0-            -0-        -0-

                                           ---------    -----------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Stocks issued for cash                       10,000           -0-      10,000
                                           ---------    -----------   ---------
NET CASH FROM FINANCING ACTIVITIES           10,000           -0-        -0-
                                           ---------    -----------   ---------
INCREASE (DECREASE) IN CASH                    -0-            -0-        -0-

BEGINNING CASH                               10,000         10,000      10,000
                                           ----------    ----------   ---------
ENDING CASH                                $ 10,000       $ 10,000  $   10,000
                                            =======         ======      ======
[CAPTION]
TAKING LIFE BY STORM, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FROM JULY 8, 1997 (INCEPTION)
THROUGH SEPTEMBER 30, 1999

                                                                     Deficit
                                                                    Accumulated
                                              Common     Additional   During
                                Shares        Stock @    Paid-In    Development
                                Outstanding   Par Value  Capital      Stage
                                ----------- ----------   ---------  -----------
Net loss for the year ended
December 31, 1998                    -     $     -     $     -        $   -0-

Stocks Issued for Business plan  1,899,000      1,899        -
Stocks issued for services         615,000        615        -
                                ----------- -----------    -------  ----------
Balance at December 31, 1998     2,514,000      2,114        -            -0-

Shares Issued for Cash              10,000                                10
                                ----------- -----------    -------  ----------
Balance at December 31, 1998     2,524,000      2,514        -            -0-

Net Loss for the Nine months
Ended September 30, 1999                        (  -0-)

                                --------     ----------    -------- -----------
Balance at June 30, 1999        2,524,000      $2,514    $   -        $ (  -0-)
                                =========    ==========    ========  ==========

[CAPTION]
TAKING LIFE BY STORM, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE BUSINESS

The Company was incorporated under the laws of the state of Nevada on July 8,1997. The purpose for which the Corporation is organized is to engage inanely lawful act or activity for which a corporation may be organized under the general Corporation Law of the State of Nevada including, without limitation, to provide beauty, fitness and health information to mature men and women.

The Company has been in the development stage since its formation on July 8, 1997. Planned principal operations have not commenced since then. There were no activities from its inception date through September 30, 1999.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

A. The Company uses the accrual method of accounting.

B. Revenues and directly related expenses are recognized in the period when the goods are shipped to the customers.

C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.

D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.

E. Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Item 14. EXHIBITS, FINANCIAL STATEMENTS

 14(a) Report of Independent Certified Public Accountant October 10, 1999 Financial Statements
 Balance Sheets
 Statement of Income
 Statements of Cash Flows
 Statements of Stockholder's Equity
 Notes to Consolidated Financial Statements

  (b) Reports on Form 8-K: Not Applicable
  (c) Exhibits

 Exhibit No.                D E S C R I P T I O N
 -----------                ---------------------

 3.1       Articles of Incorporation Taking Life By Storm, Inc.
 3.2       By-laws Taking Life By Storm, Inc.
 4.1       Specimen certificate of common stock
 10        Other Documents - Not applicable

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Taking Life By Storm, Inc.

/s/ Tempest Storm
_____________________________________
TEMPEST STORM, President and Director

Date: October 27, 1999

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Tempest Storm
 _____________________________________
 TEMPEST STORM, President and Director
 Date: October 27, 1999

 /s/ Edward Nelson
 __________________________________________
 EDWARD NELSON, Secretary/Treasurer/Director
 Date: October 27, 1999

 /s/ Jay Starling
 ___________________________________________
 JAY STARLING, Director


EXHIBIT  3.1

[CAPTION]
                                                 FILED IN THE OFFICE OF THE
                                                 SECRETARY OF STATE OF THE
                                                 STATE OF NEVADA
                                                 ARTICLES OF INCORPORATION
                                                 JULY 8, 1997
                                                 C14512-97
                                                 DEAN HELLER
                                                 SECRETARY OF STATE

ARTICLES OF INCORPORATION
OF Taking Life By Storm, Inc.

The undersigned incorporator, for the purpose of forming a corporation (hereinafter referred to as the "Corporation") under the General Corporation Law of the State of Nevada (Title 7, Chapter 78 of Nevada Revised Statutes, and the acts amendatory thereof), does hereby adopt the following Articles of Incorporation.

     Article I. The name of the corporation (hereinafter called the "Corporation") is: Taking Life By Storm, Inc.

     Article II. The name of the corporation's registered agent in the State of Nevada is National Registered Agents, Inc. Or NV, and the street address of the said resident agent where process may be served is 400 West King Street, Carson City 89703.

     Article III. The number of shares the corporation is authorized to issue is Ten Million (10,000,000), all of which are of a par value of ($0.001) each and are classified as Common Stock.

     Article IV. No holder of any shares of the corporation shall, as such holder, have any right to purchase or subscribe for any shares of any class which the corporation may issue or sell, whether or not such shares are exchangeable for any shares of the corporation of any other class or classes, and whether such shares are issued out of the number of shares authorized by the Articles of Incorporation of the corporation as originally filed, or by any amendment thereof, or out of shares of the corporation acquired by it after the issue thereof; nor shall any holder of any of the shares of the corporation, as such holder, have any right to purchase or subscribe for any obligations which the corporation may issue or sell that shall be convertible into, or exchangeable for, any shares of the corporation of any class or classes, or to which shall be attached or shall appertain to any warrant or warrants or other instrument or instruments that shall confer upon the holder thereof the right tot subscribe for, or purchase fro the corporation any shares or any class or classes.

     Article V. The governing board of the corporation shall be styled as "Director." The first Board of Directors shall consist of Three (3) members and their names and street addresses are as follows:

     NAME                                     ADDRESS

     Tempest Storm       341 Promontory Drive West, Newport Beach, CA  92660

     Edward E. Nelson    Box 10845, Beverly Hills, California 90213

     Jay Starling        Box 10845, Beverly Hills, California 90213

     Article VI. The purposes for which the corporation is organized is to engage in any lawful act or activity for which a corporation may be organized pursuant to the General Corporation Law of the State of Nevada.

     Article VII. The name and street address of the incorporator executing these Articles of Incorporation is as follows:

     NAME                               ADDRESS

     J. Paulsen                2030 Main Street, Suite 1040
                               Irvine, California 92614

     Article VIII. The corporation shall, to the fullest extent legally permissible under the provisions of the General Corporation Law of the State of Nevada, as the same may be amended and supplemented, shall indemnify and hold harmless any and all persons whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him in connection with any action, suit or other proceeding in which he may be involved or with which he may be threatened, or other matters referred to in or covered by said provisions both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the corporation. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, Agreement or Resolution adopted by the shareholders entitled to vote thereon after notice.

     Article IX: The period of duration of the corporation shall have perpetual.

     Article X: The personal liability of all of the directors of the corporation is hereby eliminated to the fullest extent allowed as provided by the Nevada General Corporation Law, as the same may be supplemented and amended.

      The undersigned incorporator has executed these Articles of Incorporation on July 7, 1997.

/s/ J. Paulsen
-------------------
    J. Paulsen

STATE OF CALIFORNIA )
COUNTY OF ORANGE    ) SS:

     Before me, a Notary Public in and for said county and state, personally appeared J. Paulsen, who is known to me to be the same person who executed the foregoing Articles of Incorporation and duly acknowledged execution of the same. In witness whereof, I have hereunto subscribed my name and affixed my official seal, on July 7, 1997.

                                                  SEAL OF NOTARY PUBLIC
/s/ Vicky Rae Stump
--------------------
  Notary Public

EXHIBIT 3.2
[CAPTION]
BY-LAWS OF TAKING LIFE BY STORM, INC.

ARTICLE I - OFFICES
The office of the Corporation shall be located in the City and State designated in the Articles of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time determine.

ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2 - Special Meetings:

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of ten per cent (10%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Law.

Section 3 - Place of Meetings:

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places as shall be designated in the notices or waives of notice of such meetings.

ARTICLE IV - OFFICERS

Section 1 - Number, Qualifications, Election and Term of Office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may be held by the same person.

(b) The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by a majority vote of the Board of Directors at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by a majority vote of the Board of Directors.

Section 5 - Duties of Officers:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The president shall be the chief executive officer of the Corporation.




ARTICLE V - SHARES OF STOCK

Section 1 - Certificate of Stock:
(a) The certificates representing the shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (I) the President or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and shall bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) To the extent permitted by law, the Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in corporation to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law, of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgement of the Board of Directors, it is proper so to do.


Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands




Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, or such other person as the Board of Directors may authorize.

ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

ARTICLE VII-FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

ARTICLE VIII-CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

ARTICLE IX - AMENDMENTS
Section 1 - By Shareholders:

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares entitled to vote in the election of directors at any annual or special meeting of shareholders, provided that the notice or waiver of notice of such meeting shall have summarized or set forth in full therein, the proposed amendment.

Section 2 -By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or the Board of Directors, or to change any provisions of the by-laws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any by-law regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made.





Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, or less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

ARTICLE X - INDEMNITY


(a) Any person made a party to any action, suit or proceeding, by reason of the fact that he, his testator or intestate representative is or was a director, officer of employee of the Corporation, or of any Corporation in which he served as such at the request of the Corporation, shall be indemnified by the Corporation against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceedings, or in connection with any appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding, or in connection with any appeal therein that such officer, director or employee is liable for negligence or misconduct in the performance of his duties.

(b) The foregoing right of indemnification shall not be deemed exclusive of any other rights to which any officer or director or employee may be entitled apart from the provisions of this section.

(c) The amount of indemnity to which any officer or any director may be entitled shall be fixed by the Board of Directors, except that in any case where there is no disinterested majority of the Board available, the amount shall be fixed by arbitration pursuant to the then existing rules of the American Arbitration Association.

The undersigned incorporator certifies that he has adopted the foregoing by-laws as the first by-laws of the Corporation.

Dated: July 7, 1997

/s/ J. PaulseN
___________________
   Incorporator


EXHIBIT 4.1
[CAPTION]
SPECIMEN OF COMMON STOCK CERTIFICATE

TAKING LIFE BY STORM, INC.

[________]NUMBER                       SHARES[________]


           INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA
        10,000,000 SHARES COMMON STOCK AUTHORIZED, $.001 PAR VALUE


 COMMON STOCK                           CUSIP 874063 10 0
                                        SEE REVERSE FOR CERTAIN
                                        DEFINITIONS
THIS CERTIFIES THAT

Is the RECORD HOLDER OF      SHARES OF FULLY PAID AND NON-ASSESSABLE SHARES OF
COMMON STOCK OF TAKING LIFE BY STORM, INC. TRANSFERABLE ON THE BOOKS OF THE CORPORATION IN PERSON OR BY DULY AUTHORIZED ATTORNEY UPON SURRENDER OF THIS CERTIFICATE PROPERLY ENDORSED. THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY ARE SUBJECT TO THE LAWS OF THE STATE OF NEVADA, AND TO THE CERTIFICATE OF INCORPORATION AND BYLAWS OF THE CORPORATION, AS NOW OR HEREAFTER AMENDED. THIS CERTIFICATE IS NOT VALID UNTIL COUNTERSIGNED BY THE TRANSFER AGENT.

WITNESS the facsimile seal of the Corporation and the signature of its duly authorized officers.

Dated:

[SEAL OF TAKING LIFE BY STORM, INC.}

/s/ TEMPEST STORM                                      /s/ EDWARD E. NELSON
___________________________________                   ______________________
           President                                         Secretary



               COUNTERSIGNED
               AMERICAN REGISTRAR & TRANSFER CO.
               342 E. 900 South
               P.O. Box 1798
               Salt Lake City, Utah 84110


By: ^^Illegible Signature^^

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - as tenants in common           UNIF GIFT MIN ACT - ____Custodian____
TEN ENT - as tenants by the entireties                      (Cust)      (Minor)
JT TEN  - as joint tenants with right             under Uniform Gifts to Minors
          of survivorship and not as              Act ________________________
          tenants in common                                    (State)

       Additional abbreviation may also be used though not in above list.

       FOR VALUE RECEIVED, _________hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE
----------------------------------------

----------------------------------------

__________________________________________________________________________
(Please print or typewrite name and address including zip code of assignee)

__________________________________________________________________________

__________________________________________________________________________

__________________________________________________________________________
Shares of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

__________________________________________________________________________
Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated,  ----------------------

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the Certificate, in every particular, without alteration or enlargement, or any change whatever.